April 20, 2017

Re:	Auris Medical Holding AG Registration Statement on Form F-3 Registration No. 333-217305

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on April 24, 2017 or as soon thereafter as is practicable.

Sincerely,

Auris Medical Holding AG

By:	/s/ Anne Sabine Zoller
Name: Anne Sabine Zoller
Title: General Counsel

Via EDGAR